Exhibit 99.11

Gewone en Buitengewone Algemene Vergadering van 28 april 2026 Annual and Extraordinary Shareholders’ Meeting of April 28, 2026 Kennisgeving van deelname Notification of participation (enkel te gebruiken door houders van aandelen op naam of (to be used by holders of registered shares or subscription inschrijvingsrechten, die geregistreerd werden op 14 april rights only, registered on 14 April 2026) 2026) De ondergetekende: The undersigned: [ ] (Naam en adres / Name and address) heeft kennis genomen van de agenda van de Gewone en has taken note of the agenda of the Annual and Buitengewone Algemene Vergadering van Galapagos NV Extraordinary Shareholders’ Meeting of Galapagos NV (a (een naamloze vennootschap naar Belgisch recht met zetel public limited liability company organized under the laws of te Generaal De Wittelaan L11 A3, 2800 Mechelen, België, Belgium with registered office at Generaal De Wittelaan L11 ingeschreven bij de Kruispuntbank voor Ondernemingen A3, 2800 Mechelen, Belgium, registered with the onder het nummer 0466.460.429 (RPR Antwerpen, afdeling Crossroads Bank for Enterprises under the number Mechelen)) (de “Vennootschap”), 0466.460.429 (RLE Antwerp, division Mechelen)) (the “Company”), die zullen plaatsvinden op dinsdag 28 april 2026 vanaf to be held on Tuesday April 28, 2026 as from 2.00 p.m. 14.00 uur (CET) te Schaliënhoevedreef 20T, 2800 (CET) at Schaliënhoevedreef 20T, 2800 Mechelen, Belgium, Mechelen, België, en brengt de Vennootschap hierbij op de hoogte van and hereby notifies the Company of his/her/its intention to zijn/haar voornemen om deel te nemen aan de Gewone en participate in the Annual and Extraordinary Shareholders’ Buitengewone Algemene Vergadering die zullen Meeting to be held on Tuesday April 28, 2026, plaatsvinden op dinsdag 28 april 2026, met de volgende effecten: with the following securities: r  aandelen op naam en/of registered shares and/or inschrijvingsrechten subscription rights (Aantal)  (Number) (Datum / Date) (Naam / Name) (Handtekening / Signature) De ondertekende kennisgeving dient uiterlijk op 22 april The signed notification must be received by Galapagos NV 2026 bij Galapagos NV toe te komen. Deze moet worden at the latest on April 22, 2026. It should be submitted by e-bezorgd per e-mail (shareholders@glpg.com) ofwel met de mail (shareholders@glpg.com) or by post (Galapagos NV, post (Galapagos NV, ter attentie van Annelies Denecker, attn.: Annelies Denecker, Generaal De Wittelaan L11 A3, Generaal De Wittelaan L11 A3, 2800 Mechelen, België). 2800 Mechelen, Belgium). De ondergetekende is ermee uitdrukkelijk akkoord dat de The undersigned expressly agrees that the English Engelse vertaling van deze kennisgeving slechts een vrije translation of the present notification is a free translation and vertaling is en enkel ter informatie, en dat de Nederlandse for information purposes only, and that the Dutch version versie voorrang heeft op de Engelse versie shall prevail over the English translation. Aandeelhouders die willen stemmen per brief of zich willen Shareholders who wish to vote by letter or which to be 54917-004 Galapagos NV | Kennisgeving    van deeln 26Mar26 me GAV & BAV 28 15:56 april 2026     | Attendance notification Page AGM 357 & EGM April 28, 2026

Gewone en Buitengewone Algemene Vergadering van 28 april 2026
Annual and Extraordinary Shareholders' Meeting of April 28, 2026

laten vertegenwoordigen moeten ook voldoen aan de relevante voorwaarden zoals beschreven in de oproeping tot de Gewone en Buitengewone Algemene Vergadering.

represented by proxy, must also comply with the relevant conditions as described in the convening notice to the Annual and Extraordinary Shareholders' Meeting.

Galapagos NV | Kennisgeving van deelname GAV & BAV 28 april 2026 | Attendance notification AGM & EGM April 28, 2026
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